SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D. C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934


                  Modine Manufacturing Company
                  ----------------------------
                        (Name of Issuer)

       Current Members of the Administrative Committees of
   Modine Manufacturing Company's Contributory Employee Stock
                 Ownership and Investment Plans:

   Salaried Employees:  Robert M. Gunnerson, Roger L. Hetrick;
    Dean R. Zakos; and alternates: Donald G. Lautz and V. S.
                          Frangopoulos


  Hourly-Rate Non-Union Employees:  Robert M. Gunnerson, Roger L.
  Hetrick; Robert C. Weeks; and alternates: Donald G. Lautz
                     and V. S. Frangopoulos

   Hourly-Rate Union Employees:  Robert M. Gunnerson, Roger L.
   Hetrick; Robert C. Weeks; alternates: Donald G. Lautz and
                       V. S. Frangopoulos
      ------------------------------------------------------
               (Names of Persons Filing Statement)

            Common Stock, par value $0.625 per share
            ----------------------------------------
                 (Title of Class of Securities)


                           607828-100
                           ----------
                         (CUSIP Number)


            This Schedule 13G reflects purchases and
       reporting of shares previously held by the persons filing this statement and inadvertently filed under cover of Schedule 13D
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)



Check the following box if a fee is being paid with this statement: [X]






                                  1(a)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         R. M. Gunnerson
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power          92,466
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                   92,466
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES)
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,770,390
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          19.4%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                  1(b)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         R. L. Hetrick
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power          53,559
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                   53,559
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES)
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,753,285
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          19.4%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                      1(c)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         D. G. Lautz
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power          16,658
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                   16,658
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES)
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,712,756
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          19.2%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                  1(d)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         D. R. Zakos
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power          35,005
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                   35,005
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES)
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,740,287
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          19.3%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                   1(e)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         R. C. Weeks
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power          15,463
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                   15,463
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES)
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,713,428
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          19.2%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                   1(f)

CUSIP No.    607828-100
          ----------------

 1)  Names of Reporting Persons S. S. or I. R. S. Identification
     Nos. of Above Persons

                                         V. S. Frangopoulos
                              ----------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       X
          ---------------
     (b)
          ---------------

 3)  SEC Use Only
                  ---------------------------------

 4)  Source of Funds (See Instructions)               00,  PF
                                        ---------------------------------

 5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2 (e)
                                     -------------------------------------

 6)  Citizenship                                     U.S.
                                         --------------------------------

     Number of   (7) Sole Voting Power        348,675
     Shares                              -------------------------------------
     Bene-                               (MCESOIPS' ADMINISTRATIVE COMMITTEES)
      ficially   (8) Shared Voting Power     5,710,348
     Owned by                            -------------------------------------
     Each        (9) Sole Dispositive
     Reporting          Power                  348,675
     Person                              -------------------------------------
     With       (10) Shared Dispositive  (MCESOIPS' ADMINISTRATIVE COMMITTEES)
                        Power                5,710,348
                                         -------------------------------------

11)  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        5,991,155
                                            ----------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                        -------------------------------------

13)  Percent of Class Represented by Amount in Row (11)          20.2%
                                                        --------------------
14)  Type of Reporting Person (See Instructions)  EP, IN (As a member of
                                                ----------------------------
     the MCESOIPS' Administrative Committees and Individually)
     ------------------------------------------------------------------------



                                    1(g)

Item 1(a).     Name of Issuer:
- ---------      --------------

               Modine Manufacturing Company


Item 1(b).     Address of Issuer's Principal Executive Offices:
- ---------      -----------------------------------------------

               1500 DeKoven Ave.

               Racine, WI  53403


Item 2(a).     Name of Person Filing:
- ---------      ---------------------

               Modine Manufacturing Company's Contributory

               Employee Stock Ownership and Investment Plans.



               This statement is being filed by the members of

               the Administrative Committees defined in Modine's

               qualified Contributory Employee Stock Ownership Plan

               Trust Agreement (the "MCESOP Trust") in their

               capacities as members of the Administrative Committees.



               Based on a review of applicable Securities and

               Exchange Commission regulations, the members of the

               Administrative Committees believe that previous

               purchases and sales of shares have been inadvertently

               filed under cover of Schedule 13D.



               Accordingly, no further statements pertaining to

               the MCESOP Trust will be filed by the Administrative

               Committees on Schedule 13D.  A final statement

               pertaining to the MCESOP Trust will be filed by the

               Administrative Committees on Form 13D to close out the

               reporting of share transactions under that Schedule.

Item 2(b).     Address of Principal Business Office, or, if none, Residence:
- ---------      ------------------------------------------------------------

               1500 DeKoven Ave.

               Racine, WI  53403


Item 2(c).     Citizenship:
- ---------      -----------

               U.S.A.


Item 2(d).     Title of Class of Securities:
- ---------      ----------------------------

               Common


Item 2(e).     CUSIP Number:
- ---------      ------------

               607828-100


Item 3:        If this statement is filed pursuant to Rule 13d-1(b)(1)
- ------
               or 13d-2(b), check whether the person filing is a:


               (a)  [ ]  Broker or dealer registered under section 15

                         of the Act.


               (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.


               (c)  [ ]  Insurance company as defined in section 3(a)(19)

                         of the Act.


               (d)  [ ]  Investment Company registered under section 8 of the Investment Company Act.


               (e)  [ ]  Investment adviser registered under section 203 of the Investment Advisers Act of 1940.


               (f)  [X]  Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income

                         Security Act of 1974 or endowment fund; see 240.13d-

                         1(b)(1)(ii)(F).


               (g)  [ ]  Parent holding company, in accordance with 240.13d-

                         1(b)(ii)(G).


               If this statement is filed pursuant to Rule 13d-1(b)(2), check

               this box.   [ ]


Item 4.        Ownership:     Provide the following information regarding the
- ------         ---------

aggregate number and percentage of the class of securities of the issuer identified in Item 1.


                (a)  Amount beneficially owned:    See Pages 1(b), 1(c),

                     1(d), 1(e), 1(f) and 1 (g).


                (b)  Percent of class:   See Pages 1(b), 1(c), 1(d), 1(e),

                     1(f) and 1 (g).


                (c)  Number of shares as to which such person has:


                       (i)  Sole power to vote or to direct the vote:  See

                            Pages 1(b), 1(c), 1(d), 1(e), 1(f) and 1 (g).


                      (ii)  Shared power to vote or to direct the vote: See

                            Pages 1(b), 1(c), 1(d), 1(e), 1(f) and 1 (g).


                     (iii)  Sole power to dispose or to direct the disposition

                            of:  See Pages 1(b), 1(c), 1(d), 1(e), 1(f)

                            and 1 (g).


                      (iv)  Shared power to dispose or to direct the

                            disposition of:   See Pages 1(b), 1(c), 1(d),

                            1(e), 1(f) and 1 (g).

Item 5.        Ownership of Five Percent or Less of a Class.
- ------         --------------------------------------------


               If this statement is being filed to report the fact

               that as of the date hereof the reporting person has

               ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.        Ownership of More than Five Percent on Behalf of Another
- ------         --------------------------------------------------------
               Person:
               ------

               Not applicable.


Item 7.        Identification and Classification of the Subsidiary Which
- ------
               Acquired the Security Being Reported on By the Parent Holding

               Company:


               Not applicable.


Item 8.        Identification and Classification of Members of the Group:
- ------         ---------------------------------------------------------


               See attached exhibit.


Item 9.        Notice of Dissolution of Group:
- ------         ------------------------------


               Not applicable.


Item 10.       Certification:
- -------        -------------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

R. M. GUNNERSON                                       March 13, 1995
- ----------------------------------------------        --------------
R. M. Gunnerson, Treasurer, and Secretary of              Date
the Administrative Committees of the Salaried, Hourly-Rate Non-Union, and Hourly-Rate Union
Employees Plans.


R. L. HETRICK                                         March 13, 1995
- ----------------------------------------------        --------------
R. L. Hetrick, Vice President - Human                     Date
Resources, and member of the Administrative
Committees of the Salaried, Hourly-Rate Non-
Union, and Hourly-Rate Union Employees Plans.


D. R. ZAKOS                                           March 13, 1995
- ----------------------------------------------        --------------
D. R. Zakos, Associate General Counsel and                Date
Assistant Secretary, and member of the
Administrative Committee of the
Salaried Employees Plans.


D. G. LAUTZ                                           March 13, 1995
- ----------------------------------------------        --------------
D. G. Lautz, Senior Counsel and alternate                 Date
member of the Administrative Committees of the Salaried, Hourly-Rate Non-Union, and
Hourly-Rate Union Employees Plans.


R. C. WEEKS                                           March 13, 1995
- ----------------------------------------------        --------------
R. C. Weeks, Employee Relations Director                  Date
and alternate member of the Administrative
Committees of the Hourly-Rate Non-Union
and Hourly-Rate Union Employees Plans.


V. S. FRANGOPOULOS                                    March 13, 1995
- ----------------------------------------------        --------------
V. S. Frangopoulos, Group Vice President,               Date
and alternate member of the Administrative
Committees of the Salaried, Hourly-Rate Non-
Union, and Hourly-Rate Union Employees Plans.

                           APPENDIX A


This statement is being filed by members of the Administrative Committees of Modine's Contributory Stock Purchase and Investment Plans in their capacities as Administrative Committee members.


R. M. Gunnerson:      Mr. Gunnerson is Treasurer of Modine, and
                      Secretary of the Administrative Committees of the Salaried, Hourly-Rate Non-Union and Hourly-
                      Rate Union Employees Plans.

R. L. Hetrick:        Mr. Hetrick is Vice President, Human
                      Resources, and member of the Administrative
                      Committees of the Salaried, Hourly-Rate Non-
                      Union and Hourly-Rate Union Employees Plans.

D. R. Zakos:          Mr. Zakos is Associate General Counsel and
                      Assistant Secretary and a member of the
                      Administrative Committee of the Salaried
                      Employees Plan.

D. G. Lautz:          Mr. Lautz is Senior Counsel of Modine, and an
                      alternate member of the Administrative
                      Committees of the Salaried, Hourly-Rate Non-
                      Union and Hourly-Rate Union Employees Plans.

R. C. Weeks:          Mr. Weeks is Employee Relations Director and
                      alternate member of the Administrative
                      Committees of the Hourly-Rate Non-Union and Hourly-Rate Union Employees Plans.

V. S. Frangopoulos:   Mr. Frangopoulos is Group Vice President; and
                      an alternate member of the Administrative
                      Committees of the Salaried, Hourly-Rate Non-
                      Union and Hourly-Rate Union Employees Plans.

The business address for Messrs. Gunnerson, Hetrick, Zakos, Lautz, Weeks and Frangopoulos and Modine Manufacturing Company is 1500 DeKoven Avenue, Racine, Wisconsin 53403. Modine Manufacturing Company is a manufacturer of heat-transfer products.